Exhibit 99.1

NICE to Host Discussion on How Organizations Can Tackle Consumer
Compliance Regulations in the Age of CFPB

RA’ANANA, ISRAEL, February 12, 2013 – NICE Systems (NASDAQ: NICE) announced today it will share its expertise on how to meet Consumer Financial Protection Bureau (CFPB) requirements at an executive breakfast at the Mondrian SoHo in New York City on February 19, 2013. Company experts and industry guest speakers will discuss best practices for adhering to regulations recently enforced by the CFPB, as well as audit-readiness. NICE will present its solution for contact centers which belongs to the NICE Proactive Compliance Suite for Consumer Protection. This suite provides financial institutions investigation and operational tools to manage compliance.

“The first focus point for CFPB enforcement is contact center operations, and financial institutions must make it a priority to normalize compliance in this area,” said Barak Eilam, President of NICE Americas. “With the right compliance management system in place, these institutions will be well equipped to meet today’s regulations and to build the foundation for future compliance as well.”

This event will cover the essential solutions, checklists, and capabilities for organizations seeking to meet CFPB requirements today and to prepare for possible litigation or disputes in the future, with specific emphasis on contact center readiness.

The knowledge sharing session will also provide a sneak peek into NICE’s entire Proactive Compliance Suite for Consumer Protection. This offering is based on years of experience in designing analytics-based contact center solutions as well as NICE Actimize expertise in financial crime, risk and compliance. NICE’s capabilities include agent guidance and script adherence, record keeping, exception identification, corrective action guidance, customer dispute management, suitability assessment, case management and analytics-based insights into customer interactions.

For more detailed information, click here. To register, click here.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.